Aethlon Medical, Inc.

9365 Granite Ridge Drive, Suite 100

San Diego, California 92123

December 11, 2019

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer

Re:	Aethlon Medical, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-234712)
Request for Acceleration of Effective Date

Acceleration Request

Requested Date:	December 12, 2019
Requested Time:	5:15 PM Eastern Time

Dear Mr. Fischer:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aethlon Medical, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 5:15 PM Eastern time, on Thursday, December 12, 2019, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the registration statement has been declared effective, please orally confirm that event with Julie Robinson of Cooley LLP at (858) 550-6092.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Aethlon medical, Inc.

/s/ James B. Frakes

James B. Frakes

Chief Financial Officer